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Exhibit 23.2

Consent of Independent Auditors

        We consent to incorporation by reference in the registration statement on Form S-8 of First Community Bancorp of our report dated February 8, 2002, except for the date with respect to Notes 18 and 19 to the consolidated financial statements, which are as of June 6, 2002, relating to the consolidated balance sheets of First National Bank and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the Form 8-K of First Community Bancorp filed on June 10, 2002 and in the Form 8-K/A of First Community Bancorp filed on July 3, 2002.

/s/ KPMG LLP
San Diego, California November 5, 2002

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  Exhibit 23.2